

09057091

SEC Mail Processing
Section

FEB 2 0 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 41695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2008___ AND ENDING___12/31/2008___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEC Investment Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1015 Financial Center
(No. and Street)

Birmingham   Alabama   35203
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Pflaum   205-328-3120
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett Kimbrough & Marino, LLC
(Name – if individual, state last, first, middle name)

2500 Acton Road	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 1 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

LEC INVESTMENT CORP.

**AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

(Pursuant to Rule 17a-5 of the
Securities and Exchange Commission)

DECEMBER 31, 2008

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

CONTENTS

The following supplementary schedules are not applicable at December 31, 2008 and 2007:

- Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

- Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

OATH OR AFFIRMATION

I, _____Alan Z. Engel_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____LEC Investment Corp._____ , as of __December 31_____ , 20 08____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i)   Broker or Dealer

       Name: LEC Investment Corp.

       Address:1015 Financial Center
              Birmingham, Alabama 35203

       Telephone: 205-328-3120

       SEC Registration Number:

       FINRA Registration Number: 25336

(ii)   Accounting Firm

       Name: Warren Averett Kimbrough & Marino, LLC

       Address: 2500 Acton Road, Birmingham, Alabama 35243

       Telephone: 205-979-4100

       Accountant's State Registration Number: 2811

(iii)   Audit date covered by the Agreement:

	(Month)	(Day)	(Year)
	Dec.	31	2008

(iv)   The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

                ( )   is for the annual audit only for the fiscal year ending 2____*

                (x)   is of a continuing nature providing for successive annual audits.

                *   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _____Alan Z. Engel_____

(By Firm's FINOP or President)

Title: ____.President_____ Date: 2/18/2009



WARREN, AVERETT, & KIMBROUGH & MARINO, LLC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS & FINANCIAL CONSULTANTS

INDEPENDENT AUDITORS' REPORT

January 27, 2009

Board of Directors and Stockholders
LEC Investment Corp.
Birmingham, Alabama

We have audited the accompanying statements of financial condition of LEC Investment Corp. (an S corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LEC Investment Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Warren, Averett, Kimbrough & Marino, LLC

Birmingham, Alabama

415 EAST 10TH STREET
ANNISTON, AL 36207
(256) 241-0560
FAX (256) 236-4670

2500 ACTON ROAD
BIRMINGHAM, AL 35243
(205) 979-4100
FAX (205) 979-6313

P.O. BOX 1245
CULLMAN, AL 35056
(256) 739-0312
FAX (256) 739-1896

WWW.WAKM.COM

LEC INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Current Assets		
Cash	$ 41,247	$ 58,627
Total Current Assets	$ 41,247	$ 58,627

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Accounts Payable	$ 100	$ 100
Stockholders' Equity		
Common stock, par value $1 per share; authorized, issued and outstanding 1,000 shares	1,000	1,000
Paid-in capital	9,736	9,736
Accumulated earnings	30,411	47,791
	41,147	58,527
	$ 41,247	$ 58,627

See notes to financial statements.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

LEC INVESTMENT CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue		
Interest income	$ 678	$ 773
Consulting fee	15,000	15,000
Other income	-	35,000
	15,678	50,773
Operating Expenses		
Regulatory fees	7,050	7,367
General and administrative expenses	26,008	26,384
	33,058	33,751
Net Income (Loss)	$ (17,380)	$ 17,022

See notes to financial statements.

WARREN, AVERETT,
KIMBROUGH & MARINO, LLC

LEC INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Capital Stock		Paid-in Stock		Accumulated Earnings		Total	
Balance - December 31, 2006	$	1,000	$	9,736	$	30,769	$	41,505
Net Income		-		-		17,022		17,022
Balance - December 31, 2007		1,000		9,736		47,791		58,527
Net Loss		-		-		(17,380)		(17,380)
Balance - December 31, 2008	$	1,000	$	9,736	$	30,411	$	41,147

See notes to financial statements.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

LEC INVESTMENT CORP.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Subordinated Liabilities - beginning of year	None	None
Increases (Decreases)	None	None
Subordinated Liabilities - end of year	None	None

See notes to financial statements.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

LEC INVESTMENT CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows from Operating Activities		
Net income (loss)	$ (17,380)	$ 17,022
Decrease in accounts payable	-	(200)
Net Cash Provided (Used) by Operating Activities	(17,380)	16,822
Net Increase (Decrease) in Cash	(17,380)	16,822
Cash - beginning of year	58,627	41,805
Cash - end of year	$ 41,247	$ 58,627

See notes to financial statements.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
LEC Investment Corp. (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income
No provision for income taxes is recorded on the Company's books as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

Uncertain Tax Positions
In June 2006, the FASB released FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies*. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

WARREN, AVERETT,
KIMBROUGH & MARINO, LLC

LEC INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2008 and 2007, the Company had net capital of $41,147 and $58,527, respectively, which was $36,147 and $53,527, respectively, in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $100 and $100 at December 31, 2008 and 2007, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company charged consulting fees in the amounts of $15,000 and $15,000 during the years ended December 31, 2008 and 2007, respectively, to Crowne Partners Inc., an affiliated corporation in which two of the Company's stockholders are shareholders.

NOTE D - OTHER INCOME

During 2007, the securities industry consolidated its two regulatory bodies, the National Association of Securities Dealers, Inc. (NASD) and the New York Stock Exchange Member Regulation, and formed the Financial Industry Regulatory Authority (FINRA). As a result of the transaction, the Company received a onetime fee of $35,000, which has been recorded in other income in the accompanying statements of operations.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

SUPPLEMENTARY INFORMATION

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008 AND 2007

	2008	2007
Net Capital		
Total stockholders' equity	$ 41,147	$ 58,527
Less deductions and/or charges	-	-
Net Capital	$ 41,147	$ 58,527
Computation of Basic Net Capital Requirements		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 41,147	$ 58,527
Excess net capital at 100%	$ 36,147	$ 53,527
Ratio: Aggregate indebtedness to net capital	0.24%	0.17%

There were no material differences between this computation of net capital and corresponding computations prepared by LEC Investment Corp. and included in its unaudited Part II Focus Report filing as of December 31, 2008 and 2007.

See independent auditors' report.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC



WARREN, AVERETT, & KIMBROUGH & MARINO, LLC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS & FINANCIAL CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
ON INTERNAL ACCOUNTING CONTROL

January 27, 2009

Board of Directors and Stockholders
LEC Investment Corp.
Birmingham, Alabama

In planning and performing our audit of the financial statements of LEC Investment Corp. for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LEC Investment Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2008, the Company was in compliance with the conditions for exemption, and no facts came to our attention indicating these conditions had not been complied with during the year. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

415 EAST 10TH STREET
ANNISTON, AL 36207
(256) 241-0560
FAX (256) 236-4670

2500 ACTON ROAD
BIRMINGHAM, AL 35243
(205) 979-4100
FAX (205) 979-6313

P.O. BOX 1245
CULLMAN, AL 35056
(256) 739-0312
FAX (256) 739-1896

WWW.WAKM.COM

The objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting systems and control procedures that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

Board of Directors and Stockholders
LEC Investment Corp.
January 27, 2009
Page 3

This report is intended solely for the information and use of the Board of Directors and stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Warren, Averett, Kimbrough + Marino, LLC

Birmingham, Alabama

END

